SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 29 2008

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _ No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

Enclosure: Press release ANGLOGOLD ASHANTI BEGINS PROCESS TO RESTART PRODUCTION



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

29 January 2008

AGA05.08

ANGLOGOLD ASHANTI BEGINS PROCESS TO RESTART PRODUCTION

Following a meeting this morning between Eskom and industrial electricity consumers, AngloGold Ashanti has commenced the process of bringing back into production all of its underground mines and their associated gold treatment plants. It is anticipated that all mines will be back in full production by the end of next week.

These plans are based on an expectation that AngloGold Ashanti will be able to draw on 90% of its demand prior to last week's shut-down. Indications are that it will not immediately be in a position to process surface sources in the Vaal River area due to the reduced power supply. However, the company will continue to consider means of increasing energy efficiency measures in discussions with Eskom in order to bring surface sources to account so as to return to normal production.

It is not possible at this time to estimate the operating and financial consequences of the current events. Further details will be provided when the company presents its results for the fourth quarter on 7 February 2008.

Queries

South Africa	Tel:	Mobile:	E-mail:
Steven Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: January 29 2008

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary